OFFERING MEMORANDUM DATED MARCH 15, 2024

PART II OF FORM C

The Amani Resorts, Inc.



6574 N. State Road 7, #250
Coconut Creek, FL 33073
(305) 901-2160

www.AmaniResorts.com

Up to $5 million principal amount of Convertible Notes, with a minimum investment of $475 and a maximum investment of $375,000

The Amani Resorts, Inc., a Florida corporation ("**Amani**," "**Amani Inc.**", "**the Company**," "**we**," or "**us**"), is offering up to $5,000,000 worth of its Convertible Notes (the "**Notes**") in an offering pursuant to Regulation Crowdfunding. Our minimum target offering is $2,000 (the **"Target Amount"**). This Offering is being conducted on a best-efforts basis and we must reach the Target Amount of $2,000 by February 1, 2025. If we do not raise the Target Amount by February 1, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. We will accept oversubscriptions in excess of the Target Amount up to $5,000,000 on a first come, first served basis. If we reach the target amount prior to February 1, 2025, we may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. *In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

The Amani Resorts, Inc. was incorporated in Florida on April 3, 2023, and is the first Pan-African themed health and wellness resort being developed in The Bahamas. Each year, thousands of people from America want to visit Africa, but are unable to due to the travel costs and length of time it takes to fly to and from, many never experience the hundreds of different cultures in Africa's 54 countries. The beauty, richness, and variety of the many corners of Africa are largely unfamiliar to most travelers in the West and beyond. The concept for this Amani Resort is centered around the desire to experience these cultures, learn their history, and potentially uncover some health and wellness secrets, all without having to travel halfway around the world. Their first resort is planned for the island of Eleuthera, which offers a beautiful location in a country with its own powerful African ancestry.

Cultural Exhibits Throughout the Resort

Amani means peace in Swahili. The Amani Resorts is working with members of the tourism industry and other leaders in the nations of Africa to create an authentic visual and architectural experience through design input for the overall resort. The Amani Resort plans to incorporate Kukuwa's dance, diet, and other health and wellness secrets in all of their events, menus, and more. Guests will enjoy beautiful exhibits throughout the property while they read and learn about cultures and history specific to countries of Africa. This allows our guests to have a more immersive experience, learn about many of the countries on the African Continent and even book travel to visit to explore those countries in person.

Using Sound Business Practices That Help Our People & Our Planet

The world has problems with energy and food security. Only eight countries in the world can produce enough electricity for their population. Additionally, only 12 countries produce enough food to feed their people. The Amani Resorts intends to incorporate systems such as renewable energy and artificial-intelligence-powered vertical farming to provide energy and food security not only to the resort, but also to their guests, as well as the local population that will be employed at the resort.

Traditional Farming and Small Business in Eleuthera

In addition to the Pan-African themed experience, The Amani Resort believes the local culture of Eleuthera, and its many traditions are important to keep alive. The Company plans to partner with One Eleuthera Foundation and The Center For Training & Innovation to support their vision for Eleuthera to become a thriving, inclusive, and equitable community-driven ecosystem for sustainable social and economic empowerment and development.

Goals for the Amani Resorts Portfolio

The Company plans to build a global portfolio of luxury Amani Resorts in the coming years. Its first concept resort, The Amani Resorts Bahamas, is planning to launch in 2026.

Market

Tourism Overview

Tourism is the mainstay of the Bahamian economy, contributing nearly 40% to the country's total gross domestic product. It is estimated that just over US$2 billion is spent annually by 4.5 million visitors. Based on its growing capacity to create jobs, earn foreign exchange, and generate income, tourism is expected to remain the dominant industry of The Bahamas for the foreseeable future. [1]

The destination's biggest market for visitors remains the United States, representing 90% of overall visitor arrivals. [2] As of the date of this Offering Memorandum, there are 211 hotels, resorts, and smaller inns located in the Bahamas. Major large New Providence hotels experienced increased occupancy and length of stay rates for 2023, eclipsing corresponding periods for 2019 and 2022. Average Daily Rate (ADR) is up an average of 59% compared to 2019 and room revenues are up 42% for the same period.[2] Overall Air stopover arrivals that represent "heads in beds" surpassed the same period 2022 numbers by 24% and matched the pre-pandemic 2019 figures. [2]

Market for Eco-Travelers

The Company has a goal of being good stewards for the planet and plans to use renewable energy and sustainable farming practices in its first resort and selected the planned site on the island of Eleuthera due to The Bahamas' reputation of being an eco-friendly destination. [3] The Company plans to target destination travelers who want to spend time and money at resorts with shared eco-values. Based on research conducted by Statista, there has been a growing awareness for social and environmental responsibility among travelers in recent years. Lodgers are more aware of issues such as the global rise in greenhouse gas emissions, overcrowding, and a loss of socio-cultural authenticity in host communities, and want to avoid exacerbating these problems. This has resulted in more travelers attempting to book sustainable accommodation, [4] which the Company hopes to capitalize on.

Current Competition

According to the website Eco-Lodges Everywhere, The Bahamas is home to seven resorts that target the sustainably minded traveler, with two located on the island of Eleuthera: The Other Side and The Retreat Hotel. The Company plans to differentiate itself by focusing on visitor experiences it will offer, as well as positioning itself as a luxury alternative.

Employees and Consultants

As of the date of this Offering Memorandum, the Company has 1 full-time employee and 12 part-time consultants.

Regulation

The Bahamas Ministry of Work provides Investment incentives for relief from customs duties and exemptions from real property taxes. The incentive legislation includes:

Industries Encouragement Act

This Bahamas incentive legislation provides for duty-free concessions for machinery, raw materials, and building supplies for manufacturing entities that are valid for the first five years of operation, followed by reduced duty rate (10%) on approved materials and equipment. This Act also provides an exemption from real property tax for a fifteen-year period.

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[1] https://rb.gy/ozkted
[2] https://www.prnewswire.com/news-releases/bahamas-experiencing-explosive-growth-in-visitor-arrival-numbers-301919755.html
[3] https://www.bahamas.com/plan-your-trip/ecotourism
[4] https://www.statista.com/markets/420/topic/1018/accommodation/#statistic3

Hotels Encouragement Act

This Bahamas incentive legislation provides for duty free entry of approved construction materials, furnishings and fixtures for hotel development as well as provides for exemption/concession from real property taxes for the first twenty years of operation of a hotel resort. Hotels with as few as four guest rooms on a Family Islands and those with a minimum of ten rooms in New Providence qualify for concessions under the Hotels Encouragement Act.

Free Trade Zones and Tariff

The Bahamas designates specific areas as free industrial and commercial zones and provides Customs duty exemption on specified raw materials, supplies, and equipment for industries that include agriculture, floriculture, and horticulture; fisheries and forestry; and cottage and light industries; and commercial printing.

Tax Policy

The Bahamas has no corporate tax unless revenue is derived from within the Bahamas. Having regard to and structured upon the accepted international standards of transparency and tax information exchange, the Government has brought into force the International Tax Cooperation Act, 2010, and concluded in excess of twenty tax information exchange agreements with our major international business and financial partners.

Data Security and Protection Regulations

Amani Resorts has put in place reasonable and appropriate security measures designed to prevent an individual's personal information from being accidentally lost, used, or accessed in an unauthorized way, altered, or disclosed. For example, Amani Resorts uses encryption, secure socket layer, firewalls, and password protection. In addition, Amani Resorts limits access to personal information to those who have a business need-to-know. Amani Resorts also has procedures in place to deal with any suspected data security breach. However, no method of transmission over the Internet, or method of electronic storage, is 100% secure, and while it takes reasonable steps to provide secure services, individuals understand and assume the risks associated with their activities on the internet.

The European Union's General Data Protection Regulation (the "GDPR")

The GDPR allows for transfer of personal data from the European Union to a third country in certain situations. Amani Resorts relies on legally provided mechanisms to lawfully transfer personal information across borders. For example, Amani Resorts may enter the EU Standard Contractual Clauses adopted by the EU Commission. The GDPR and certain other countries' data protection laws provide certain rights for data subjects. If an individual is a resident of the European Economic Area or another country with data protection laws that provide for certain data subject rights, that individual may submit a request to exercise their rights. Amani Resorts responds to all requests received from individuals wishing to exercise their data rights in accordance with applicable data protection laws.

Intellectual Property

The Company does not have any registered intellectual property.

Litigation

The Company is not currently engaged in any litigation and is not aware of any pending litigation.

Property

The Company's has not secured any property as of the date of this Offering Memorandum.

Offering Perks

Investors in the Company's Regulation CF offering will become members in the Amani Membership Club. The annual membership fee of $129.99 is waived for all investors who act before April 30, 2024. Perks will be distributed 90 days before the resort's grand opening.

Invest by April 30, 2024	Bronze Member		Silver Member			Gold Member	
	$475	$1,000	$2,000	$5,000	$10,000	$25,000	$50,000
Total Points with Investment	15,000	30,000	40,000	55,000	150,000	175,000	200,000
Complimentary nights (100% free roomnights)	4	6	8	10	12	14	16
Discount% on all rooms, suites, or villas / number of nights discounted	7 nights @ 35% discounted room rate	7 nights @ 50% discounted room rate	10 nights 50% discounted room rate	10 nights @ 60% discounted room rate	10 nights @ 75% discounted room rate	12 nights @ 60% discounted room rate	12 nights 75% discounted room rate
Invitation-Only PreOpening and Grand Opening Event					+	+	+
Complimentary Dinner During Initial Stay						+	+
Founders/VIP Cruise Dinner (Private/Invite Only) - Saturday Evening during month of stay							+

Choose from investment tiers and enjoy exclusive perks, from resort stays to personalized experiences that deepen your connection to our mission.

Tiers & Perks

Amani Resorts Loyalty Program	Loyalty Member	Bronze	Silver	Gold
To Quality (Rooms booked per year)	n/a	8	40	80
Points Bonus	12%	20%	50%	100%

What is Amani's Membership Club?

Amani's Membership Club will be an exclusive community, providing a variety of benefits designed to enrich the experiences of members at The Amani Resorts. Members will have access to special events, enjoy discounts, and receive personalized services. The membership will be tiered, enabling members to select the level that aligns with their individual needs and preferences.

Here is a breakdown:

Benefit		BRONZE	SILVER	GOLD
Virtual and Local experiences	Members-only online and local networking events, and virtual wellness and cultural events.	Yes	Yes	Yes
	Private/exclusive Amani Resorts member forums, and member-hosted gatherings.		Yes	Yes
Discounts/Privileges	Preferential pricing, luxury brand partnerships	Yes	Yes	Yes
Members-Only Information/Insights	Early Members-Only News on Opportunities to Participate in Amani Resorts Portfolio Expansion.	Yes	Yes	Yes
Education	Masterclasses, webinars on topics such as hotel and real estate investment, culinary arts, culture and fine arts of Africa		Yes	Yes
Premium Items	Personalized/embroidered bathrobe		Yes	Yes
	Personalized/embroidered pillow			Yes
Service	Dedicated concierge services options for travel to Amani Resorts; Support for member-hosted events in member's area.			Yes

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

This is a brand-new Company that has not generated any revenues. To date, the Company has limited operating history and has not recorded any revenues from operations nor has the Company commenced production on any property. There can be no assurance that the Company will always have sufficient capital resources to continue as a going concern, or that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company's expenses and capital expenditures will increase as consultants, personnel, and equipment associated with the exploration and possible development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as the resort is completed and operational. There can be no assurance that the Company will continue as a going concern, generate any revenues, or achieve profitability.

The business plan will require significant capital to achieve. The Company might not sell enough Notes in this Offering to meet its operating needs and fulfil its plans, in which case it will cease operating, and you will get nothing. Even if it sells all the Notes in this Regulation Crowdfunding Offering, the Company anticipates that in order to complete the resort, the Company will need to raise millions of dollars. This will require identifying sources of capital, engaging the assistance of securities intermediaries and securities platforms, complying with the rules relating to capital-raising, and obtaining loans from banks or mortgage lenders, all of which are difficult and time-consuming. If the Company is unable to get the capital it needs, it will fail. Even if it has successful offerings in the future, the terms of those offerings might result in your investment in the Company being worth less, because later investors, including institutional investors and financial institutions, might get better terms (a "down round").

The company may not be able to successfully execute its business plan. In order to develop the resort, the Company must raise significant amounts of capital, attract talent, and receive critical government approvals. There is no guarantee that the Company will be able to achieve or sustain any of the foregoing within the Company's anticipated timeframe or at all. The Company anticipates that its current budget may substantially change during the planning and building process, and the Company may be unable to meet its capital requirements, or it may encounter unforeseen obstacles, either of which could imperil the Company's ability to execute its business plan.

The business and its prospects for success are dependent on significant personnel who are not easy to recruit and retain. The Company relies on Juan Loyola, Felix Torres, Ali Shan Aslam, Gabriela Palacios, Henri Ndele, and Ross J. Wolfe for its management, research and development, operations, legal, and investment strategy. In order to execute its business plan the Company will need to hire a significant amount of personnel with correct skill sets and qualification. The Company intends to offer significant personnel competitive compensation packages, but it cannot assure you that its significant personnel will remain with the Company or that the Company will be able to hire the additional personnel that it will need with the correct skill sets and qualifications in the future. The Company does not maintain any key person insurance and the loss of any of the significant personnel could significantly impair the Company's ability to maintain a viable business. In the event one or more of the Company's significant personnel exit the business, it may experience financial loss, disruption to operation, and damage to the brand and reputation. If any departing person joins a competitor, the Company may experience a weakening of its competitive position.

Competitors may be able to call on more resources than the Company. While the Company believes that their resort concept is unique and will appeal to a more worldly and environmentally-conscious demographic, the resort's Caribbean location means it will face stiff competition for tourist dollars. Additionally, competitors may replicate the Company's business and build directly competing resorts. These competitors mat be better capitalized, which would give them a significant advantage.

The resort the Company plans to build will take years to be complete. The resort the Company plans to build may take many years to reach completion, if it ever does, and in the process could suffer delays for many different reasons, including environmental, funding, regulatory and social issues. Whether the Company will succeed will not be apparent for a significant period of time, and until then, the value of your investment will be uncertain.

The Company will be subject to environmental risks and will have to comply with strict environment regulation. In the process of constructing the resort, the Company has the potential of encountering a variety of environmental problems. For example, in order to complete the resort, the Company may have to remove trees and other plant life which could have a negative effect on the surrounding ecosystem. Although the Company plans to mitigate any such problems they encounter, these efforts could take substantial resources. The Company's activities will be subject to extensive laws and regulations governing environmental protection and future employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Risks Related to this Offering

The offering price, interest rate, and conversion discount of our Convertible Notes was arbitrarily determined. The price, interest rate, and conversion discount of the Notes in this Offering were arbitrarily determined by the Company's management. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies-- especially early-stage companies--is difficult to assess and investors may risk overpaying for their investment.

The Convertible Notes might not convert to shares. Even if the Notes do convert into Class B Non-Voting Common shares, you will still lose all your investment if the Company goes under.

You should be aware of the illiquid nature of this investment. Beginning on the date you were issued the Note(s), you are unable to transfer this Note or the shares into which they might get converted for a period of one-year except: (i) to the Company; (ii) to a "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) as part of an offering registered under the Securities Act with the SEC; or (iv) to a member of your family or the equivalent, to a trust controlled by the you, to a trust created for the benefit of a member of your family or equivalent, or in connection with your death or divorce or other similar circumstance. More importantly, these securities are illiquid because there is no market for them and it's unlikely the Company will ever go public or get acquired by a larger company. This means the money you invested could be tied up for a long time.

Investors in the Company's Notes will not have control over the business and affairs. The Amani Hotels and Resorts, LLC owns 83.3% of the outstanding shares of the stock of the company. Even if the maximum amount is sold under this Offering, investors in this Offering will not having voting rights, both now and in the future. Thus, Amani Hotels and Resorts, LLC is expected to control a majority of the voting power for the foreseeable future and therefore control the business and affairs of the Company.

The Company's board has significant discretion over the net proceeds of this Offering. The Company's board of directors and its significant key consultants have discretion over the net proceeds of this Offering. As is the case with any business, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability. Investors are urged to consult with their attorneys, accountants, and personal investment advisors prior to making any decision to invest in the company's Convertible Notes.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this Offering will be bound by the subscription agreement, which includes a provision under which the Company and investors each waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement (whether based in contract, tort, or otherwise) or the actions of either party in the negotiation, administration, performance, and enforcement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements, or modification to this subscription agreement, In addition, both the Company and investors each waive any bond or surety or security upon such bond which might, but for this waiver, be required. In the event of litigation, the subscription agreement may be filed as a written consent to a trial by the court.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment. Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Crowd Notes you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (i.e., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: *Credit Cards and Investments – A Risky Combination,* which explains these and other risks you may want to consider before using a credit card to pay for your investment.

A significant percentage of the Company's operations will be located in the Bahamas, which may make it more difficult for investors to understand and predict how changing market and economic conditions will affect the Company's financial results. The principal office is located in Florida. However, the Company will oversee operations in the Bahamas where the planned resort will be located, and such operations are subject to the economic, political, and tax conditions prevalent in that country. The economic conditions in the Bahamas are subject to different growth expectations, market weaknesses and business practices than economic conditions in other markets. The Company may not be able to predict how changing market conditions in the Bahamas will affect its financial results.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business. The Company's business relies on tourism and the ability for people to feel safe traveling to other countries. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases like the recent coronavirus, or COVID-19, could cause a reduction in tourism, generally, and destination travel, specifically. "Shelter-in-place" or other such orders by governmental entities could also disrupt the Company's operations if employees who cannot perform their responsibilities from home are not able to report to work.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT CONSULTANTS

This table shows the principal people on the Company's team:

Name	Position	Age	Term of Office	Approx. hours per week (if not full-time)
Executive Officers				
Juan Loyola	Chief Executive Officer	52	February 2023 - present	Full-time
Directors				
Juan Loyola	Director	52	December 2023 - present	As needed
Felix Torres	Director	55	December 2023 - present	As needed
Dominey Drew	Director	40	February 2024 - present	As needed
Brianna Jackson	Director	41	February 2024 - present	As needed
Significant Consultants				
Felix Torres	EVP, Real Estate Project Development	55	March 2023 - present	Part-time
Ali Shan Aslam	CFO / EVP, Finance	28	June 2023 - present	Part-time
M. Gabriela Palacios	General Counsel	40	June 2023 - present	Part-time
Henri Ndele	EVP & Head of Global Capital Formation	52	March 2023 - present	Part-time
Ross Wolfe	EVP & Chief of Corporate Ventures	48	June 2023 - present	Part-time

Juan Loyola, CEO and Director
Juan Loyola is the Chief Executive Officer of The Amani Resorts, Inc., and its parent company The Amani Hotels and Resorts, LLC since October 2023. He also serves as Chairman of the Board of Directors. Prior to this, Juan was the Lead Developer and Commercial Mixed-Use Resort Project / Partner in a contract position for the company. In the last three years, Juan was self-employed as a consultant in hotel investment advisory services and project development, and was the founder and principal of Sapien Enterprises, LLC. Juan has an MBA from the University of Texas at Austin, a professional diploma from the American Hotel & Motel Association, and a diploma in Hotel, Motel, and Restaurant Management from the Hotel Institute Montreux in Switzerland.

Felix J. Torres, EVP, Real Estate Project Development and Director
Felix Torres is the Executive Vice President of Real Estate Project Development for The Amani Resorts, Inc., and a member of the Board of Directors. In the last three years, Felix was the founder and president of EVO Consortium / Scan World where he worked on projects throughout Asia, Africa, American Samoa, Europe, and The Americas. Felix has an MBA from the University of Texas at Austin and a bachelor's degree in engineering from Northeastern University.

Dominey Drew, Director
Dominey Drew is a Board Director of The Amani Resorts, Inc. She is an entrepreneur and spiritual seeker who possesses both an intuitive and strategic mind when it comes to global business. Dominey's work has been featured

in *Forbes* and *Entrepreneur* magazine, and she currently advises investors, entrepreneurs, and global influencers around the world.

Brianna Jackson, Director
Briana Jackson is a Board Director of The Amani Resorts, Inc. She is an engineering and management professional with 20 years in contracting, acquisition, facility, and construction management, change management, and team building for the government. Holding numerous senior and executive-level roles within the Department of Defense, Brianna has set visions and missions for units from the team level to the C-suite level. She has led, trained, and managed teams, maximizing both efficiency and productiveness across a wide variety of interdisciplinary departments, and her strategic solutions improved the allocation of limited resources, thus directly improving cost and timelines for deliverables. Brianna is a veteran, a mother of four, and a business owner who has demonstrated exceptional resilience throughout her journey.

Ali Shan Aslam, CFO
Ali Shan Aslam is the Chief Financial Officer and Executive Vice President of Finance for The Amani Resorts, Inc. and is currently the founder and Chief Executive Officer for The Pro Advisory. In the last three years, Ali was the Vice President & Head of the Business Intelligence Unit at Meezan Bank Limited; the Assistant Vice President & Manager of Strategy for Bank Alfalah Limited; and Supervisory Senior at KPMG. He received his Associate Chartered Accountant license from The Institute of Chartered Accountants of Pakistan and a bachelor's degree in commerce from Karachi University.

M. Gabriela Palacios, General Counsel
Gabriela Palacios is General Counsel for The Amani Resorts, Inc. and is the managing attorney at The Palacios Law Firm LLC where she practices corporate law and contract law. Prior to this, Gabriela was an associate attorney for Duboff Law Firm. She received her Juris Doctorate from the Charlotte School of Law and a bachelor's degree from Florida International University.

Henri Ndele, **EVP, Global Capital Formation**
Henri Ndele is the Executive Vice President & Head of Global Capital Formation for The Amani Resorts, Inc. In the last three years, Henri worked at Gottex Portfolio Management in Switzerland, where he focused on hedge fund equity and derivatives portfolio management, including structuring the Goldman Sachs investment in True Africa Media.

Ross J. Wolfe, EVP & Chief of Corporate Ventures
Ross Wolfe is the Executive Vice President & Chief of Corporate Ventures for The Amani Resorts, Inc. and is responsible for developing and overseeing the Company's capital investment strategy. He is also the founding partner and managing director of Diab Venture Partners. Ross received his Juris Doctorate in corporate, finance, and securities law from Barry University, an MBA from the University of Miami, and a bachelor's degree in political science and government from George Mason University.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

The following table shows who owns the Company's voting securities as of March 4, 2024:

Beneficial owner [1]	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
The Amani Hotels and Resorts, LLC [2]	Class A Common Stock	7,500,000 shares	N/A	83.3%
Total securities held and percent of voting power to the Offering as a group	Class A Common Stock	7,500,000 shares	N/A	83.3%

[1] The address of the beneficial owner is the same as the Company's address: 6574 N. State Road 7, #150, Coconut Creek, FL 33073.

[2] As of March 4, 2024, The Amani Resorts, Inc. is a subsidiary of The Amani Hotels and Resorts, LLC. The manager of the LLC is the holding company Meadowfield Management, LLC ("Meadowfield"), which is the majority owner of The Amani Hotels and Resorts, LLC. Meadowfield is owned by Chase Barfield and Daniel Vega, who are also the co-founders of The Amani Hotels and Resorts, LLC and The Amani Resorts, Inc.

Capital Structure

The following table describes the Company's capital structure as of the date of this Offering Memorandum:

Class of Equity	Authorized Limit	Issued and Outstanding	Committed, Not issued	Available
Class A Founder Voting Common Stock	7,500,000	7,500,000	0	0
Class B Non-Voting Common Stock [1]	1,000,000	0	0	1,000,000
Investor Preferred-1 Class	1,500,000	0	0	1,500,000
Convertible Notes	**Principal Amount**	**Valuation Cap**	**Interest Rate**	**Maturity Date**
Convertible Promissory Notes (the "CF Notes")	Up to US $375,000 per Note up to $5,000,000 in the aggregate	N/A	8% per annum	24 months from the Reg CF target date of February 1, 2025
Convertible Promissory Notes (the "Private Placement Notes")	Up to $375,000 per Note	N/A	8% per annum	24 months from the date of signing

[1] This class reflects the Conversion Shares underlying the Convertible Notes being offered in the Company's Regulation Crowdfunding Offering.

USE OF PROCEEDS

If the Company raises the maximum amount, the net proceeds of this offer to the issuer, after the expenses of the Offering (investment platform fees, broker-dealer commissions, legal, accounting, and related expenses), the Company will receive approximately $4,748,500 and anticipates using the proceeds in the following manner:

Purpose or Use of Funds [1]	Amount allocated if $2,000 (Target Amount) raised	Amount allocated if $5,000,000 (Maximum Amount) raised
Land Purchase	$0.00	$3,500,000
Architectural and Engineering	$0.00	$725,500
Legal (business)	$0.00	$173,000
Entitlement Consultant	$0.00	$70,000
Development & Construction Consultants	$0.00	$220,000
Law Firm Engagement for Land Acquisition Negotiations	$2,000	$60,000

[1] *The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.*

FINANCIAL DISCUSSION

Financial Statements

The accompanying financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and were audited by CFO Benefits Inc.

Financial Condition

The following discussion includes information based on our audited operating data from April 3, 2023 (Inception Date) through December 31, 2023 (the "***Audit Period***").

Overview

The company intends to develop the first Pan-African themed health and wellness resort being developed in The Bahamas. The Company was incorporated under the laws of the State of Florida on April 3, 2023. To date, the Company has not generated any revenues.

Results of Operations

Revenues

- Revenues are recognized as earned. As of December 31, 2023, the Company has not yet generated any revenue.

Operating Expenses

- The Company's operating expenses for the Audit Period were $348,304 for organizational expenses. These include $16,090.70 for advertising and marketing, $2,580.50 for office space with Regus International Workplace Group, $277,345.74 for consulting and professional services, and $33,329.32 for travel, meals, and entertainment.

Net Loss

- Accordingly, the Company had a net loss of $348,304 for the Audit Period.

Liquidity and Capital Resources

As of the date of this Offering Memorandum, the Company has not generated any revenues from operations and is still a development stage company. While some financial resources have come from investors, investments only provide a fraction of the money needed to operate the Company, and profits are not likely for some time. The Company has recorded losses from the time of inception in the total amount of $348,304.

The Company was initially capitalized by equity investments from its founders in the amount of $250,000, with an initial investment made of $212,500, with 0% interest payable over a term of fifteen (15) years. The Company received $37,500 for issuing 7,500,000 shares of its Class A Founder Common Stock at a par value of $0.005, bringing the total amount received by the Amani Hotels and Resorts, LLC to $250,000. In addition, the Company received two loans totaling $50,000 and issued three Private Placement Notes totaling $200,000. As of the date of this Offering Memorandum, the Company's principal balance is $262,500 and the combined interest rates and loan fees on the principal balance is $45,000. On December 31, 2023, the Company had $3,390.28 cash on hand.

The Company has not committed to make any capital expenditures, and in the event, it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. The Company will need to raise significant amounts of capital to accomplish its business objectives and it estimates that if it raises the maximum amount sought in this Offering, it could continue at its current rate of operations through 12 months.

In addition to this Offering, the Company intends to raise additional capital from certain accredited investors and institutional investors already known by the executive team, as well as obtaining loans for real estate. The Company estimates these funding channels will provide the capital needed to meet both the hard costs of this project, which are approximately $27,500,000, and the total costs, which are approximately $41,015,000.

Indebtedness

The Company has two outstanding loans totaling $50,000 with finance charges of $21,000 for a total sum of $71,000 due by September 30, 2026. The Company has three Private Placement Notes totaling $200,000, each with a 24-month 8% simple interest, due on each Note's Maturity Date. If the three Private Placement Notes do not convert to the Company's Class Preferred-1 Stock, the Company will pay $58,000 on December 5, 2025, $116,000 on January 5, 2026, and $58,000 on February 28, 2026.

Plan of Operations and Milestones

The Company is not yet operational and has established the following milestones in their plan of operations:

- Q1 2024 - Land Contract Signed (Eleuthera, Bahamas)

- Q2 2024 - Master Plan Completion (Anasa Amani)

- Q3 2024 - Start of Construction Anasa Amani (Bahamas)
  - Approval of four additional resort developments in selected international markets

- Q3 2025 - Approval of ten additional resort developments in selected international markets

- Q1 2026 - Anasa Amani-Eleuthera Grand Opening

Related Party Transactions

On October 1, 2023, the Company entered into a loan for $25,000 with Business Ethics and Education Commission LLC (the "BEEC"). The loan has a finance charge of $10,500, with the total loan amount of $35,500 payable in one lump sum by September 30, 2026. The borrower of the loan, on behalf of the Company, is co-founder Chase Barfield, and the lender of the loan is co-founder Daniel Vega. Both are co-founders of BEEC, in addition to being co-founders of The Amani Resorts, Inc., The Amani Hotels and Resorts, LLC, and Meadowfield Management LLC.

The Company's CEO and Chairman of the Board, Juan Loyola, is also the CEO for The Amani Hotels and Resorts, LLC.

On November 20, 2023, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued 7,500,000 shares of Class A Founder common stock (voting) to The Amani Hotels and Resorts, LLC in exchange for $37,500 at $0.005 per share. As of the date of this Offering Memorandum, The Amani Hotels and Resorts owns 83.3% of The Amani Resorts, Inc.'s issued and outstanding stock.

Additionally, on November 20, 2023, the Company (the "Promisor") signed a Promissory Note with The Amani Hotels and Resorts, LLC (the "Promisee") for $212,500, with 0% interest payable over a term of fifteen (15) years. Pursuant to the terms of the Promissory Note, the Promisee may choose to be issued the Company's Class A Common Stock at a price of $0.005 per share in lieu of monetary payment for the total or remaining amount of the principal.

On December 5, 2023, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued a $50,000 Private Placement Note to one of its Directors. The Private Placement Note has a maturity term of 24-months with an 8% per annum interest rate, and the option of converting into the Preferred-1 Class of the Company's preferred shares.

On February 29, 2024, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued a $50,000 Private Placement Note to one of its Directors. The Private Placement Note has a maturity term of 24-months with an 8% per annum interest rate, and the option of converting into the Preferred-1 Class of the Company's preferred shares.

Recent Offerings of Securities

On November 20, 2023, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued 7,500,000 shares of Class A Founder Common Stock (voting) to The Amani Hotels and Resorts, LLC in exchange for $37,500 at $0.005 per share.

On December 5, 2023, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued a Private Placement Note in the principal amount of $50,000 with a maturity term of 24-months and an interest rate of 8% per annum. The Private Placement Note has the option of converting into the Preferred-1 Class of the Company's preferred shares.

On January 5, 2024, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued a Private Placement Note in the principal amount of $100,000 with a maturity term of 24-months and an interest rate of 8% per annum. The Private Placement Note has the option of converting into the Preferred-1 Class of the Company's preferred shares.

On February 29, 2024, under Section 4(a)(2) of the Securities Act of 1933 exemption, the Company issued a Private Placement Note in the principal amount of $50,000 with a maturity term of 24-months with an interest rate of 8% per annum. The Private Placement Note has the option of converting into the Preferred-1 Class of the Company's preferred shares.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the Company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its bylaws, as amended. For a complete description of the Company's capital stock, you should refer to their Certificate of Incorporation and their bylaws.

The Company has five (5) classes of securities: Convertible Notes, Private Placement Notes, Class A Common Founder Stock (Voting), Class B Common Stock (Non-Voting), and Preferred Stock. This offering is of convertible debt with conversion shares converting into Class B Common Stock (Non-Voting), which has fewer rights than the Class A Common Founder Stock (Voting) and Preferred Stock.

Class of Security for this Crowdfunding Offering	Convertible Notes ["CF Notes"]
Purchase Agreement	The Convertible Notes will be issued pursuant to the Regulation Crowdfunding Convertible Note Subscription.
Conversion Shares	The Notes will convert into Class B Non-Voting Common Stock.
Amount	Minimum of $475 and up to $375,000 per Note, up to $5,000,000 in the aggregate.
Principal	The Company may issue one or more Notes, each with a principal amount equal to the dollar amount the Company receives from the Purchaser of such Note.
Interest Rate	Simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which shall be payable at the rate of 8% annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date (the "**Maturity Date**") and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
Maturity	The Notes shall mature 24 months from the Reg CF Target Date.
Conversion Events and Conversion Price	*Maturity Conversion* The Company may opt to convert Notes to equity within the 24-month term, but no sooner than the close of construction finance. This Note will convert into that number of Class B Common (non-voting) Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding

	principal balance and unpaid accrued interest of this Note on the date of such conversion by (y) the applicable Conversion Price. ***Next Equity Financing Conversion*** The principal balance and unpaid accrued interest on this Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Class B Common non-voting Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under this Note on the date of conversion by (y) the applicable Conversion Price. ***Corporate Transaction Conversion*** In the event of a Corporate Transaction prior to the conversion of this Note pursuant to a "Next Equity Financing Conversion" (described above) or a Corporate Transaction Conversion (described herein) or the repayment of this Note, at the closing of such Corporate Transaction this Note will convert into that number of Class B Common Non-Voting Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of this Note on the date of conversion by (y) the applicable Conversion Price.
Prepayment	If the Company elects to repay the Notes in advance of the Maturity Date, no prepayment penalty will be due to Investors. Further, the Company may prepay the principal and/or accrued interest of the Notes without approval by the Requisite Noteholders.
Security Interest	The Notes will be general unsecured obligations of the Company.
Modification Waiver	Any term of this Note may be amended or waived with the written consent of the Company and 85% in interest of investors.
Discount Rate	20% discount on the next qualified financing round.

Class of Security	Private Placement Notes
Purchase Agreement	The Private Placement Notes will be issued pursuant to a Convertible Note Purchase Agreement (the "**Private Placement Note Purchase Agreement**").
Conversion Shares	The Private Placement Notes will convert into Class Preferred-1 stock (voting).
Amount	Minimum of $475 and up to $375,000 per Note.
Principal	The Company may issue one or more Private Placement Notes, each with a principal amount equal to the dollar amount the Company receives from the Purchaser of such Private Placement Note.
Interest Rate	Simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which shall be payable at the rate of 8% annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Private Placement Maturity Date (the "**Private Placement Maturity Date**") and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.
Maturity	The Private Placement Notes shall mature 24 months from the date defined on the Private Placement Note Subscription Agreement.
Conversion Events and Conversion Price	***Maturity Conversion*** The Company may opt to convert Private Placement Notes to equity within the 24-month term, but no sooner than the close of construction finance. The Private Placement Note will convert into that number of Preferred Shares (voting) equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Private Placement Note on the date of such conversion by (y) the applicable Conversion Price. ***Next Equity Financing Conversion*** The principal balance and unpaid accrued interest on the Private Placement Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Class Preferred-1 Shares of Preferred Stock the Company issues upon

	such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under the Private Placement Note on the date of conversion by (y) the applicable Conversion Price.
	Corporate Transaction Conversion In the event of a Corporate Transaction prior to the conversion of this Note pursuant to a "Next Equity Financing Conversion" (described above) or a Corporate Transaction Conversion (described herein) or the repayment of the Private Placement Note, at the closing of such Corporate Transaction this Note will convert into that number of Class Preferred-1 Shares of Preferred Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of the Private Placement Note on the date of conversion by (y) the applicable Conversion Price.
Prepayment	If the Company elects to repay the Private Placement Notes in advance of the Private Placement Maturity Date, no prepayment penalty will be due to Investors. Further, the Company may prepay the principal and/or accrued interest of the Private Placement Notes without approval by the Requisite Noteholders.
Security Interest	The Private Placement Notes will be general unsecured obligations of the Company.
Modification Waiver	Any term of this Note may be amended or waived with the written consent of the Company and 85% in interest of investors.
Discount Rate	20% discount on the next qualified financing round.

Class of Security	Class A Common Founder Stock (Voting)
Securities Authorized	7,500,000
Securities Outstanding	7,500,000
Dividend Rights	Subject to preferences that may be applicable to any then outstanding preferred stock, holders of the Class A Common Founder Stock (Voting) are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of their capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.
Voting Rights	Holders of Class A Common Founder Stock (Voting) are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.
Other Rights & Terms	***Right to Receive Liquidation Distributions*** In the event of the liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. ***Rights and Preferences*** The rights, preferences, and privileges of common stock shareholders are subject to, and may be adversely affected by, the rights preferred stock shareholders have. ***Drag-Along Rights*** If majority common stock shareholders receive a bona fide offer from a person other than a shareholder or an affiliate of a shareholder, and the offer is accepted, then each of the minority shareholders agrees that, if requested, they will transfer to the purchaser on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) the amount paid and given to the majority stockholders, the number of shares they own.

Class of Security	Class B Common Stock (Non-Voting)
Securities Authorized	1,000,000
Securities Outstanding	0
Dividend Rights	Subject to preferences that may be applicable to any then outstanding preferred stock, holders of this class of common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of their capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.
Voting Rights	Holders of Class B Common Stock (Non-Voting) do not have voting rights.
Other Rights & Terms	*Right to Receive Liquidation Distributions* In the event of the liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. *Rights and Preferences* The rights, preferences, and privileges of common stock shareholders are subject to, and may be adversely affected by, the rights preferred stock shareholders have. *Drag-Along Rights* If majority common stock shareholders receive a bona fide offer from a person other than a shareholder or an affiliate of a shareholder, and the offer is accepted, then each of the minority shareholders agrees that, if requested, they will transfer to the purchaser on substantially the same terms and conditions (including, without limitation, time of payment and form of consideration) the amount paid and given to the majority stockholders, the number of shares they own.

Class of Security	Preferred Stock
Securities Authorized	1,500,000
Securities Outstanding	0
Dividend Rights	Holders of Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of their capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. No dividend distributions may be made to the Company's Common Stock unless dividends on the Preferred Stock have been declared and paid or set aside for payment.
Voting Rights	Holders of the Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.
Other Rights & Terms	***Drag-Along Rights*** Preferred stock does not have Drag-Along Rights. ***Right to Receive Liquidation Distributions*** In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock will be entitled to receive, prior and in preference to the holders of Common Stock. All Preferred Stock will be entitled to receive, prior and in preference to holders of Common Stock, an amount per share equal to the current market value at time of conversion for the Preferred Stock, subject to adjustment from time to time. ***Rights and Preferences*** Holders of our Preferred Stock may convert into Common Stock at a conversion price equal to the current market value, subject to adjustments. The conversion price may be adjusted from time to time to account for stock splits, reorganizations, recapitalizations and the like, as well as for certain issuances of additional shares of common (as defined in the Amended and Restated Certificate of Incorporation) for consideration that is

	below the respective conversion price per share for the respective class of preferred stock. **All Preferred Stock has preference over Common Stock.**

What it Means to be a Minority Holder

As an investor in convertible debt of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to equity of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Transferability of Securities

For a year, the securities can only be resold:
- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected KoreTransfer, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

Escrow Facilitator

The Company has engaged North Capital Private Securities Corporation as an escrow facilitator (the "Escrow Facilitator") to hold funds tendered by investors. The Company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be made available to the Company.

Broker-Dealer Intermediary

The Company has engaged Andes Capital Group as the Intermediary for this Offering.

DILUTION

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options; or by conversion of certain instruments; i.e., convertible bonds, preferred shares, or warrants into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

There may also be earnings dilution, with a reduction in the amount earned per share, although this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company.

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows *(numbers are for illustrative purposes only)*:

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a discount to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a price cap on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in the section above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

- *Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, i.e., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, i.e., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

- *Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

- *Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Determined the Offering Price
The offering price for the current Regulation Crowdfunding Offering was determined based on the following information: The Company established the interest rate internally by discussing their anecdotal observations of prevailing interest rates for similar instruments and based on management's experience and judgement. No methods or calculations will be conveyed, and valuation has been established.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or significant consultants are disqualified from relying on Regulation Crowdfunding.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website at https://www.investamaniresortsbh.com.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS
Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded, and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five (5) business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five (5) days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five (5) days from the date of the notice.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here: https://www.investamaniresortsbh.com/.

EXHIBITS INDEX

Exhibit A. Financial Statements (Attached hereto below)

Exhibit B. Offering Page (Filed on EDGAR)

Exhibit C. Certificate of Incorporation (Filed on EDGAR)

Exhibit D. Amendment and Name Change Certificate of Incorporation (Filed on EDGAR)

Exhibit E. Amended and Restated Bylaws (Filed on EDGAR)

Exhibit F. Subscription Agreement (Filed on EDGAR)

The Amani Resorts, Inc.

**Audited Financial Statements
As of December, 2023**

TABLE OF CONTENTS



THE BENEFITS OF A CFO WITHOUT THE OVERHEAD

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Amani Resorts of the Bahamas, Inc.

Opinion

I have audited the accompanying balance sheets of Amani Resorts of the Bahamas, Inc., a as of December 31, 2023 and the related statements of Income, and cashflow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Amani Resorts of the Bahamas, Inc., as of December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

JaJuan Williams

JaJuan Williams, CPA

Indiana #CP11900309

Firm# FP52300024

January 29, 2024

The Amani Resorts Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10100 BlueVine Checking (3254)	427
10110 Trustmark Checking	0
10120 Checking (2695)	2,963
Total Bank Accounts	**3,390**
Other Current Assets	
10320 Short Term Loans	0
10340 Advance For Expenses	55
Total Other Current Assets	**55**
Total Current Assets	**3,446**
TOTAL ASSETS	**3,446**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
20340 Accrued Interest	1,750
Total Other Current Liabilities	**1,750**
Total Current Liabilities	**1,750**
Long-Term Liabilities	
20400 Long Term Liabilities	
20410 Convertible Notes	
20411 Principal	262,500
Total 20410 Convertible Notes	**262,500**
20420 Long Term Debt	50,000
Total 20400 Long Term Liabilities	**312,500**
Total Long-Term Liabilities	**312,500**
Total Liabilities	**314,250**
Equity	
30100 Equity-Bahamas	37,500
30400 Retained Earnings	
Net Income	-348,304
Total Equity	**-310,804**
TOTAL LIABILITIES AND EQUITY	**3,446**

-The accompanying notes are an integral part of these financial statements

The Amani Resorts Inc
Income Statement
January - December 2023

	Total
Income	
Total Income	
Gross Profit	**0**
Expenses	
60100 Advertising & Marketing	
Total 60100 Advertising & Marketing	**16,091**
60200 Bank Charges & Fees	935
60400 Dues & subscriptions	11,550
60500 Insurance	4,421
60600 Office Expenses	
Total 60600 Office Expenses	**3,156**
60700 Professional Services	
60710 Accounting & Audit Fees	4,835
Total 60720 Consulting Fees	**112,011**
60730 Legal Fees	38,055
60740 Professional Services	122,445
Total 60700 Professional Services	**277,346**
60900 Taxes & Licenses	70
Total 61000 Travel, Meals & Entertainment	**33,329**
Total Expenses	**346,897**
Net Operating Income	**-346,897**
Other Income	
70100 Interest Income	343
Total Other Income	**343**
Other Expenses	
80200 Interest Expense	1,750
Total Other Expenses	**1,750**
Net Other Income	**-1,407**
Net Income	**-348,304**

-The accompanying notes are an integral part of these financial statements

The Amani Resorts Inc
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-348,304
Adjustments to reconcile Net Income to Net Cash provided by operations:	
10320 Short Term Loans	0
10340 Advance For Expenses	-55
20340 Accrued Interest	1,750
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,695**
Net cash provided by operating activities	**-346,610**
FINANCING ACTIVITIES	
20411 Long Term Liabilities:Convertible Notes:Principal	262,500
20420 Long Term Liabilities:Long Term Debt	50,000
30100 Equity-Bahamas	37,500
Net cash provided by financing activities	**350,000**
Net cash increase for period	**3,390**
Cash at end of period	**3,390**

-The accompanying notes are an integral part of these financial statements

The Amani Resorts Inc
Statement of Stockholders' Equity
January - December 2023

	Common Stock - Par	Common Stock - Excess of Par	Retained Earnings	Preferred Stock	Total
Balance, 1 Jan 2023	**0**	**0**	**0**	**0**	**0**
Issuance of Common Stock	37,500	0	0	0	37,500
Net Earnings	0	0	-348,304	0	-348,304
Balance, Dec 31, 2023	**37,500**	**0**	**-348,304**	**0**	**-310,804**

The accompanying notes are an integral part of these financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Amani Resorts, Inc is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ORGANIZATION AND NATURE OF BUSINESS

The Company was organized under the laws of the state of Florida, USA, in January, 2023 as The Amani Resorts of the Bahamas Inc, A subsequent name change amendment was submitted to the state of Florida and updated to The Amani Resorts Inc.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements are presented on the accrual basis of accounting.

REVENUE RECOGNITION

Revenues are recognized as earned. As of December 31, 2023 there is no revenue.

CASH AND CASH EQUIVALENTS

For the purposes of the statement of cash flows, "cash and cash equivalent" represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Over draft bank account fluctuating from debit to credit balance are deducted from "cash and cash equivalent".

NOTES TO THE FINANCIAL STATEMENTS (cont'd)

TRADE ACCOUNTS RECEIVABLES

Accounts receivable are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

ACCRUED INTEREST

As of December 31, 2023, the accrued interest expenses on the accompanying financial statements represents accrued interest for the October 1, 2023 loans totaling $50,000 with 36 month term with interest accruing at a rate of $582 per month. The total of accrued interest as of December 31, 2023 totaled $1750.00

CONVERTIBLE NOTES

The company issued a $212,500 Convertible Promissory Note on November 20, 2023 in a related party transaction at 0% interest over a term of 15 years in lieu of monetary payment the for the total or remaining principle common stock valued at $0.005 per share is issued. The company also issued a $50,000 Convertible Promissory Note on December 5, 2023 to an unrelated party transaction at 0% interest in exchange for a board seat and conversion into Preferred-1 Series of Preferred Stock. As of December 31, 2023 total convertible notes are $326,500

NOTES TO THE FINANCIAL STATEMENTS (cont'd)

RELATED PARTY TRANSACTIONS

Amani Resorts LLC issued a loan on November 20, 2023 in the amount of $212,500 to The Amani Resorts Inc. The loan is non interest bearing over a term of 15 years. Amani Resorts LLC may choose to be issued Class A Common Stock in lieu of monetary payments for the remaining principal. The Business Ethics & Education Commission LLC issued a loan on October 3, 2023 in the amount of $25,000 in a related party transaction. A member of the Board of Directors issued a loan (convertible note as detailed in above note) on December 5, 2023 in the amount of $50,000.

LONG-TERM NOTES PAYABLE

Debt consisted of the following at December 31, 2023:

	Total
Contract note payable, issued October 1, 2023 at 3% per annum, maturing on September 30, 2026	25,000
Contract note payable, issued October 1, 2023 at 3% per annum, maturing on September 30, 2026	25,000
	$ 50,000

NOTES TO THE FINANCIAL STATEMENTS (cont'd)

EQUITY

Investor Preferred-1 Stock

Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 1,500,000 at .005 par value per share. As of December 31, 2023 no shares have been issued and 0 are outstanding.

Class A Founder Common

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 7,500,000 at .005 par value per share. As of December 31, 2023 7,500,000 shares have been issued and 7,500,000 are outstanding.

Class B Non-Voting Common

Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 at .005 par value per share. As of December 31, 2023 no shares have been issued and 0 are outstanding.

SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 29, 2024 the date that the financial statements were available to be issued.